SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACTS OF 1934

FOR THE MONTH OF AUGUST 2008

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No       x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2008

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSI TECHNOLOGIES AMENDS ITS US$ 4 MILLION

EXCHANGEABLE SENIOR SUBORDINATED NOTE

MANILA, PHILIPPINES – August 18, 2008 – PSi Technologies Holdings, Inc. (NASDAQ: PSIT), an independent provider of assembly and test services for the power semiconductor market, today announced the signing of an amendment to the $4 million exchangeable senior subordinate note issued to Merrill Lynch Global Emerging Markets Partners, LLC, an affiliate of Merrill Lynch Global Emerging Markets Partners, L.P., the Company’s majority shareholder. The amendment, dated August 15, 2008, increases the principal amount of the note from $4 million to $5,656,714 and extends the maturity date of the aforementioned note from August 15, 2008 to June 1, 2009. The maturity of the aforementioned note had previously been extended from June 1, 2008 to August 15, 2008.

The note is issued by the Company’s principal operating subsidiary, and it accrues interest at 10% per year, net of Philippine withholding tax. The note is exchangeable into the Company’s common stock at a price equal to the average price per share of the publicly traded ADS for a 90 consecutive days trading period prior to August 15, 2008.

About PSi Technologies Holdings, Inc.

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Infineon Technologies, NXP Semiconductor, ON Semiconductor, Power Integrations and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:
Larry Cajucom	Lasse Glassen
(63 2) 838 4489	(213) 486 6546
lvcajucomjr@psitechnologies.com.ph	lglassen@frbir.com

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.